EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contact:

Rudy E. Schupp
Chief Executive Officer
(561) 616-3029

John Marino
President and Chief Financial Officer
(561) 616-3046

          1st United Bancorp, Inc. Announces Increased Earnings for the Six Months ended June 30, 2012

Boca Raton, Fla. — July 23, 2012—(NASDAQ Global Select: FUBC) —1st United Bancorp, Inc. (“1st United”) reported net income of $1.427 million ($0.04 earnings per share) for the six months ended June 30, 2012, compared to net income of $1.419 million ($0.05 earnings per share) for the six months ended June 30, 2011. 1st United had net income of $647,000 ($0.02 per share) for the three months ended June 30, 2012 as compared to net income of $1.064 million ($0.03 per share) for the three months ended June 30, 2011

Highlights for the quarter and six months ended June 30, 2012:

Financial Condition

•

Total assets at June 30, 2012 grew by $192.2 million to $1.61 billion, as compared to approximately $1.42 billion at December 31, 2011. The increase was substantially a result of the merger of Anderen Financial, Inc. (“Anderen”) on April 1, 2012 which added $132.0 million in loans, $37.7 million in securities, $161.0 million in deposits, and $19.1 million in capital during the quarter ending June 30, 2012. 1st United recorded goodwill of approximately $5.46 million from the merger.

•

Total deposits at June 30, 2012 were $1.36 billion as compared to $1.18 billion at December 31, 2011. The increase was primarily due to the $161.0 million of deposits added from the Anderen merger and $38.0 million related to a short-term deposit received near quarter end. The remaining change was due to ongoing development efforts offset by expected run-off of acquired high cost deposits. Non-interest bearing deposits were approximately 32% of total deposits at June 30, 2012, as compared to 28% at December 31, 2011.

•

Total risk-based capital ratio, Tier 1 capital ratio, and leverage ratio for 1st United at June 30, 2012 were 21.84%, 20.69% and 10.91%, respectively, and exceeded all regulatory requirements for “well capitalized.”

Asset Quality

•

Total non-performing assets were reduced by approximately $6.3 million for the six month period ended June 30, 2012 to $50.7 million (3.1% of total assets) as compared to $57.0 million (4.0% of total assets) at December 31, 2011.

•

Excluding assets covered by loss share agreements, non-performing assets reduced by approximately $6.8 million for the six months ended June 30, 2012 to $27.1 million (1.68% of total assets) as compared to $34.0 million (2.39% of total assets) at December 31, 2011.

•

Included in the $27.1 million in non-performing assets not covered by loss share agreements at June 30, 2012 is approximately $7.8 million in assets under agreements to sell at no additional loss which we anticipate closing in the third quarter.

•	Substandard loans were significantly reduced by $20.7 million to $43.4 million at June 30, 2012 as compared to $64.1 million at December 31, 2011.

•	Loans past due greater than 30 days and less than 90 days at June 30, 2012 were $1.9 million, representing a $2.6 million reduction as compared to the December 31, 2011 balance of $4.5 million.

Operating Results

Net income of $647,000 for the quarter ended June 30, 2012 was impacted by:

•

Merger reorganization expenses related to the merger and integration of Anderen, consisting of personnel, information technology and facilities costs, for the quarter ended June 30, 2012, were approximately $1.3 million.

•

The provision for loan losses of $3.1 million and net charge-offs of approximately $6.1 million were recorded during the quarter ended June 30, 2012. Approximately $2.5 million of this provision and $5.2 million of the charge-offs related to the resolution of 1st United’s largest non-performing asset, consisting of a loan collateralized by 15 gas stations, which had a balance of $11.4 million at March 31, 2012. During the quarter, management determined it was in the best interest of 1st United to sell the assets in bulk, though at significantly below their most current appraised values, and entered into a sale agreement. At June 30, 2012, this asset was included in other real estate at $5.8 million with the sale anticipated to close early in the third quarter with no additional loss.

•

Net interest margin was 5.14% for the quarter ended June 30, 2012. Approximately $2.0 million or 59 basis points of the June 30, 2012 margin related to accretion related to resolutions of loans above their carrying values during the quarter. Exclusive of this accretion, 1st United’s margin would have been approximately 4.55%.

•	Gains on the sale of securities of $1.2 million were realized for the quarter ended June 30, 2012.

•	A charge of $2 million was recorded during the quarter related to the increased cash flows on loss share assets which reduced the FDIC receivable.

Operating Results

Net income of $1.4 million for the six months ended June 30, 2012 was impacted by:

•

Merger reorganization expenses of $1.8 million related to the merger and integration of Anderen during the second quarter 2012 and the integration of Old Harbor during the first quarter 2012. Merger reorganization expense primarily includes personnel, information technology and facilities costs.

•

A loan provision of $4.4 million and net charge-offs of approximately $7.9 million were recorded during the six months ended June 30, 2012. Approximately $3.1 million of this provision and $5.2 million of the charge-offs related to the resolution of 1st United’s largest non-performing asset which had a loan balance of $11.4 million at December 31, 2011.

•

Net interest margin was 4.95% for the six months ended June 30, 2012. Approximately $3.6 million or 56 basis points of the June 30, 2012 margin related to accretion related to resolutions of loans above their carrying values during the quarter. Exclusive of this accretion, 1st United’s margin would have been approximately 4.39%.

•	Gains on the sale of securities of $1.7 million were realized for the six months ended June 30, 2012.

•	A charge of $3.6 million was recorded during the six months ended June 30, 2012 related to the increased cash flows on loss share assets which reduced the FDIC receivable.

Management Comments:

“We are excited to have completed our merger with Anderen Bank as well as integrating the operation during the quarter ended June 30, 2012,” said Warren S. Orlando, Chairman. “With this merger, we now have 22 banking centers in Florida with the majority of them in major growth areas. We also continue to believe that our strong capital base, liquidity and overall financial strength will allow us the opportunity to continue to expand both organically as well as through potential acquisitions.”

“Our core earnings are strong after considering the $1.3 million in acquisition related expenses, $2.5 loan provision related to the resolution of our largest non-performing asset and the $1.2 million security gains. Our loan portfolio was up approximately $75 million during the quarter primarily due to the $132 million in loans we acquired from Anderen and $21 million in new loan fundings which were offset by transfers to other real estate and resolutions of non-performing loans during the quarter as well as significant payoffs of loans. Our backlog continues to remain strong as we continue to make progress towards net loan growth” said Rudy E. Schupp, Chief Executive Officer. “We are starting to see increased loan production in each of the markets we are serving.”

“We are encouraged with our overall reduction in non-performing assets and are excited about the opportunity to have an additional $8.5 million under sale contracts anticipated to close during the third quarter. Combined with this reduction we are seeing continued improvement in classified assets as well as past due loans, though we continue to believe there will be fluctuations in these areas until the overall market improves. We remain vigilant and will continue to monitor asset quality and act quickly to resolve problem assets as they are identified,” said John Marino, President and Chief Financial Officer.

For interested persons, 1st United will be hosting an investor call to review the quarterly results at 10:00 a.m. Eastern Daylight Time on July 24, 2012. The number for the conference call is (800) 857-9849 (Passcode: 3183056). A replay of the conference call will be available beginning the afternoon of until August 7, 2012 by dialing (domestic), using the passcode

About 1st United Bancorp, Inc.

1st United is a financial holding company headquartered in Boca Raton, Florida. 1st United’s principal subsidiary, 1st United Bank, is a Florida chartered commercial bank, which now operates 22 branches, with 15 in Southeast Florida, including Brevard, Broward, Indian River, Miami-Dade, and Palm Beach Counties and 7 branches in Central Florida including Hillsborough, Orange, Pasco and Pinellas Counties. 1st United’s principal executive office and mailing address is One North Federal Highway, Boca Raton, FL 33432 and its telephone number is (561) 362-3431. 1st United’s stock is listed on the NASDAQ Global Select Market under the symbol “FUBC”.

Forward Looking Statements
Any non-historical statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans and expectations that are subject to uncertainties and risks, which could cause 1st United’s future results to differ materially. The following factors, among others, could cause our actual results to differ: our ability to integrate the business and operations of companies and banks that we have acquired, and those that we may acquire in the future; the failure to achieve expected gains, revenue growth, and/or expense savings from future acquisitions; our need and our ability to incur additional debt or equity financing; the strength of the United States economy in general and the strength of the local economies in which we conduct operations; the accuracy of our financial statement estimates and assumptions, including the estimate of our loan loss provision and the FDIC receivable; the effects of harsh weather conditions, including hurricanes, and man-made disasters; inflation, interest rate, market, and monetary fluctuations; the effects of our lack of a diversified loan portfolio, including the risks of geographic and industry concentrations; the frequency and magnitude of foreclosure of our loans; legislative and regulatory changes, including the Dodd-Frank Wall Street Reform, Consumer Protection Act and Basel III; our ability to comply with the extensive laws and regulations to which we are subject; the willingness of clients to accept third-party products and services rather than our products and services and vice versa; changes in securities and real estate markets; increased competition and its effect on pricing including the impact on our net interest margin from repeal of regulation Q; technological changes; changes in monetary and fiscal policies of the U.S. Government; the effects of security breaches and computer viruses that may affect our computer systems; changes in consumer spending and saving habits; our customers’ willingness to make timely payments on their loans; our ability to comply with the terms of the loss sharing agreements with the FDIC; the effects of the health and soundness of other financial institutions, including the FDIC’s need to increase Deposit Insurance Fund assessments; negative publicity and the impact on our reputation; limited trading activity of our common stock; the concentration of ownership of our common stock; other risks described from time to time in our filings with the Securities and Exchange Commission; changes in accounting principles, policies, practices or guidelines; anti-takeover provisions under federal and state law as well as our Articles of Incorporation and our Bylaws; and our ability to manage the risks involved in the foregoing. These factors, as well as additional factors, can be found in our periodic and other filings with the SEC, which are available at the SEC’s internet site (http://www.sec.gov). Actual results may differ materially from projections and could be affected by a variety of factors, including factors beyond our control. Forward-looking statements in this press release speak only as of the date of the press release, and 1st United assumes no obligation to update forward-looking statements or the reasons why actual results could differ.

	For the three month period ended June 30,
INCOME STATEMENT DATA	2012	2011
(unaudited)	(Amounts in thousands, except per share data)

Interest income	$19,166	$16,302
Interest expense	1,476	1,588
Net interest income	17,690	14,714
Provision for loan losses	3,100	1,450
Net interest income after provision for loan losses	14,590	13,264
Other non-interest income	591	(368)
Non-interest expense	14,162	11,158
Income before taxes	1,019	1,738
Income tax expense	372	674
Net income	$647	$1,064

PER SHARE DATA
Basic and diluted earnings per share	$0.02	$0.03

SELECTED OPERATING RATIOS
Return on average assets	0.16%	0.34%
Return on average shareholders’ equity	1.10%	2.03%
Net interest margin	5.14%	5.35%

Average assets	$1,596,678	$1,272,600
Average shareholders’ equity	$236,032	$209,979

	For the six month period ended June 30,
INCOME STATEMENT DATA	2012	2011
(unaudited)	(Amounts in thousands, except per share data)

Interest income	$35,054	$30,983
Interest expense	2,913	3,312
Net interest income	32,141	27,671
Provision for loan losses	4,400	3,350
Net interest income after provision for loan losses	27,741	24,321
Other non-interest income	870	360
Non-interest expense	26,337	22,347
Income before taxes	2,274	2,334
Income tax expense	847	915
Net income	$1,427	$1,419

PER SHARE DATA
Basic and diluted earnings per share	$0.04	$0.05

SELECTED OPERATING RATIOS
Return on average assets	0.19%	0.23%
Return on average shareholders’ equity	1.27%	1.48%
Net interest margin	4.95%	5.13%

Average assets	$1,499,248	$1,259,776
Average shareholders’ equity	$225,864	$193,914

SELECT FINANCIAL DATA
(unaudited)	June 30, 2012	December 31, 2011
	(Amounts in thousands, except per share data)

BALANCE SHEET DATA
Total assets	$1,613,445	$1,421,247
Gross loans	943,020	880,777
Allowance for loan losses	9,356	12,836
Net loans	933,769	867,994
Cash and cash equivalents	300,672	165,424
Securities available for sale	160,083	201,722
Other real estate owned	26,749	13,512
Goodwill and other intangible assets	61,058	55,229
FDIC loss share receivable	57,688	71,900
Deposits	1,358,406	1,181,708
Non-interest bearing deposits	431,225	329,283
Shareholders’ equity	236,256	215,351

SELECTED ASSET QUALITY DATA, CAPITAL AND ASSET QUALITY RATIOS

Equity/assets	14.64%	15.15%
Non-accrual and loans past due greater than 90 days loans/total loans	2.54%	4.94%
Allowance for loan losses/total loans	0.99%	1.46%
Allowance for loan losses/non-accrual loans	39.11%	29.97%
Leverage ratio	10.91%	11.79%
Tier 1 risk based capital	20.69%	23.97%
Total risk based capital	21.84%	25.23%
Book value per share	$6.93	$7.04
Number of shares of outstanding common stock	34,070,270	30,569,032